June 13, 2005

Securities and Exchange Commission

100 F Street, NE

Washington DC 20549

Attention: Barbara Jacobs

Re:	Bottomline Technologies (de), Inc.

Amendment No. 1 to Registration Statement on Form S-3 filed June 8, 2005

File No. 333-122906

Form 10-K for the fiscal year ended June 30, 2004

Form 10-Q for the fiscal quarter ended September 30, 2004

Form 10-Q for the fiscal quarter ended December 31, 2004

Form 10-Q for the fiscal quarter ended March 31, 2005

File No. 000-25259

Ladies and Gentlemen:

Set forth below are responses to the comments on Bottomline Technologies (de) Inc.’s (“Bottomline” or the “Company”) Amendment No. 1 to Registration Statement on Form-S-3 filed June 8, 2005 (File No. 333-122906), Form 10-K for the fiscal year ended June 30, 2004, and Forms 10-Q for the fiscal quarters ended September 30, 2004, December 31, 2004 and March 31, 2005, respectively, provided to Bottomline in a letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated June 10, 2005 (the “Letter”). The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.

Amendment No. 1 to Registration Statement on Form S-3

1.	We note your Form 8-K filed May 3, 2005 and amended on May 6, 2005 disclosing the consummation of your acquisition of HMSL Group as well as your requirements under Item 9.01 to file financial statements and pro forma financial information for HMSL Group. Please note that unless Rule 3-05(b)(4) of Regulation S-X is available your registration statement will not be declared effective until the financial information required by Rule 3-05 is provided. If applicable, please provide us your analysis with respect to the availability of Rule 3-05(b)(4). Please also see the Instruction to Item 9.01 of Form 8-K and Interpretation S.21 of our July 1997 Manual of Publicly Available Telephone Interpretations for additional guidance.

Response to Comment No. 1.

Bottomline confirms that it meets the requirements for exemption under Rule 3-05(b)(4), based on the fact that none of the significance tests exceeded 50% and that the Company intends to file

June 13, 2005

a final prospectus or prospectus supplement no later than 74 days after the consummation of the HMSL acquisition, which occurred on April 27, 2005. Upon applying the relevant financial tests imposed under Rule 3-05 of Regulation S-X and the related definition of significant subsidiary under Rule 1-02 of Regulation S-X, HMSL’s share of total assets of the combined entity would be approximately 4%, its share of investment in total assets of the combined entity would be approximately 12% and its contribution to income from continuing operations would be no greater than 29% (the Company believes that this percentage could decline further, upon conforming US GAAP adjustments related to revenue recognition). In the event that the final prospectus or prospectus supplement is filed more than 74 days after April 27, 2005, the Company will ensure that any required HMSL financial information has been filed.

Opinion of Wilmer Cutler Pickering Hale and Dorr LLP

2.	We note that counsel has limited their legal opinion to, among other things, the General Corporation Law of the State of Delaware. Please confirm to us in writing that such reference to the General Corporation Law of the State of Delaware includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. Please see Section VII.A.14 of our Current Issues and Rulemaking Projects Outline dated November 14, 2000 for additional guidance. We note your statement in the penultimate paragraph of your opinion, which appears to primarily address the reliability of your opinion with respect to subsequent changes in the law.

Response to Comment No. 2.

Bottomline respectfully advises the Staff that correspondence containing the confirmation requested by the Staff in comment number 2 was previously submitted to the SEC in a correspondence filing dated February 18, 2005 from Bottomline’s counsel, Wilmer Cutler Pickering Hale and Dorr LLP, confirming to the Staff that the reference in such counsel’s opinion to the General Corporation Law of the State of Delaware includes its statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting those laws.

Wilmer Cutler Pickering Hale and Dorr, Bottomline’s counsel, is concurrently delivering to the Staff by facsimile a copy of the letter as previously submitted.

Should you have any questions or comments regarding this response, please do not hesitate to contact the undersigned at (603) 436-0700.

Sincerely,

/s/ Kevin Donovan

Kevin Donovan

Chief Financial Officer

cc:	Joseph Mullen, Chief Executive Officer